SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                  Issuer Tender Offer Statement


              (Pursuant to Section 13(e)(1) of the
                 Securities Exchange Act of 1934)



                NOVA NATURAL RESOURCES CORPORATION
                         (Name of Issuer)



                NOVA NATURAL RESOURCES CORPORATION
                (Name of Person Filing Statement)



                    Common Stock, No Par Value
                  (Title of Class of Securities)



                           669919-10-2
              (CUSIP Number of Class of Securities)



                          Mary F. Mernah
                       789 Sherman St. #550
                         Denver, CO 80203
                           303-863-1997
   (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications on Behalf of the Person
                        Filing Statement)



                          June 13, 1997
      (Date Tender Offer First Published, Sent or Given to
                        Security Holders)

        (Fee included in Preliminary Proxy fee Pursuant to
                         Rule 0-11(a)(2))


     This Schedule 13E-4 is filed by Nova Natural Resources Corporation (the "Company") in connection with a proposed sale by the Company of its cement-grade kaolin mine in Minnesota. That sale, a vote of the Company's shareholders to approve the sale and related matters are described in a Proxy Statement (the "Proxy") attached to and incorporated in this Schedule as Exhibit 1. Although dissenter's rights are not required to be offered to the Company's shareholders, the Company is offering to purchase the common stock of shareholders who do not vote in favor of the proposed sale and comply with procedures detailed in the Proxy. Information incorporated from the Proxy in this schedule is identified by Proxy page number and substantive heading. This schedule is filed to provide information concerning the Company's possible purchase of common stock from such dissent by Shareholders.

ITEM 1.  Security and Issuer

     (a)  Name and address of the issuer:

               Nova Natural Resources Corporation
               789 Sherman St. #550
               Denver, Colorado  80203

     (b)  Exact title and amount of securities outstanding:
               5,985,846 of Common Stock, No Par Value

     (c) Principal market and high and low sales prices: Proxy, Page 49, under "Market for Common Equity and
          Related Stockholder Matters."

     (d) Name and address of filer other than the Company: not applicable.

ITEM 2.  Source and Amount of Funds or Other Consideration


     (a) Source of the funds for the repurchase of stock from dissenting shareholders: Proxy, Page 5, under "Source of

          Funds."

     (b) No funds are expected to be borrowed to fund the repurchase of such shares: Proxy, Page 5, under "Source of Funds."

ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate

     The purpose of the repurchase: Proxy, Page 5, under "Rights of Dissenting Shareholders."

     (a) The Company has no plans for, and the effectuation of dissenters' rights involve no requirements which would result in, the acquisition by any person of additional securities of the issuer: Proxy, Page 6, under "Effects of Repurchase."


     (b) The Company has no plans for, and the exercise of dissenter's rights will not require any, mergers, reorganizations, or liquidations involving the Company:
          Proxy, Page 6, under "Effects of Repurchase."

     (c) The purpose of the dissenter's rights tender is to allow shareholders who disagree with the sale of the mine to sell their shares to the Company and to provide a market for these shares: Proxy, Page 5 , under "Rights of Dissenting Shareholders."

     (d)  The Election of Directors:  Proxy, Pages 49-50, under
          "Election of Directors."

     (e) The exercise of dissenter's rights and any share repurchase will not effect a material change in the Company's dividend rate: Proxy, Page 6, under "Effects of Repurchase."

     (f) The exercise of dissenter's rights and any share repurchase will not effect a material change in the Company's corporate structure: Proxy, Page 6, under
          "Effects of Repurchase."

     (g) The exercise of dissenter's rights and any share repurchase will effect no changes in the Company's charter or bylaws: Proxy, Page 6, under "Effects of Repurchase."

     (h) The tender offer will not cause the Company's securities to be delisted: Proxy, Page 6, under "Effects of Repurchase."

     (i) The repurchase of shares from dissenting shareholders will cause no class of equity to become eligible for termination: Proxy, Page 6, under "Effects of
          Repurchase."

     (j) The exercise of dissenter's rights and any share repurchase is not anticipated to suspend the Company's obligation to file reports pursuant to Section 15(d) of the Act: Proxy, Page 6, under "Effects of Repurchase."

ITEM 4.  Interest in Securities of the Issuer

     The only pertinent transaction in the Company's Common Stock is discussed in the Proxy at pages 7 and 8, under "Purchase of Kane Stock."

ITEM 5.  Contracts, Arrangements, Understandings or Relationships
        With Respect to the Issuer's Securities.

     The only pertinent contracts regarding the Company's common stock are options owned by management, as described in the Proxy on Pages 18 and 19, under "Stockholder's Equity."

ITEM 6.  Persons Retained, Employed or to be Compensated.

     No persons are to be employed to make solicitations in connection with this repurchase offer.

ITEM 7.  Financial Information.

     (a)
     (1)  Audited financials:  Proxy, Pages 9 - 25.

     (2) Unaudited financials from the most recent quarterly report: Proxy, Pages 30 - 40.

     (3) Ratio of earnings to fixed charges: Proxy, Page 29, under "Selected Financial Data."

     (4)  Book value per share:  Proxy, Page 29, under "Selected
          Financial Data."

     (b)  Pro Forma data:   Proxy, Pages 43 - 49.

     (1)  Pro Forma Balance Sheet:  Proxy, Pages 44 - 45.

     (2)  Pro Forma Statement of Income:  Proxy, Pages 46 - 47.

     (3)  Pro Forma book value per share:  Proxy, Page 45.

ITEM 8.  Additional Information.

     (a) Any present, or proposed contracts, arrangements, understandings or relationships between the issuer and its executive officers, directors or affiliates:
          Proxy, Pages 49 - 50, under "Election of Directors."

     (b) Except for compliance by shareholders with the prerequisites mandated by the Colorado Business Corporation Act for the effectuation of dissenter's rights, there are no regulatory requirements or approvals relating to the tender offer. See "Rights of Dissenting Shareholders", Proxy, Page 5.

     (c)  Not applicable.

ITEM 9.  Materials to be Filed as Exhibits.

     (a)  Nova Natural Resources Corporation Preliminary
          Proxy.
     (b-f)  Not applicable


                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth statement is true, complete and correct.



       June 13, 1997    /s/ James R. Schaff
                            James R. Schaff, Secretary/Treasurer